UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No. 14)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

The Pep Boys-Manny, Moe & Jack

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

713278109

(CUSIP Number)

Mr.  James A. Mitarotonda

c/o Barington Companies Equity Partners, L.P.

888 Seventh Avenue, 17th Floor

New York, NY 10019

(212) 974-5700

(Name, Address and Telephone Number of

Person Authorized to Receive Notices

and Communications)

September 27, 2007

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: [ ].

(Continued on following pages)

(Page 1 of 35 Pages)

CUSIP No. 713278109	Page 2 of 35 Pages

1)	NAME OF REPORTING PERSON

Barington Companies Equity Partners, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	1,446,680
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	1,446,680
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,446,680

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.80%

14)	TYPE OF REPORTING PERSON
PN

CUSIP No. 713278109	Page 3 of 35 Pages

1)	NAME OF REPORTING PERSON

Barington Companies Investors, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	1,446,680
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	1,446,680
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,446,680

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.80%

14)	TYPE OF REPORTING PERSON
OO

CUSIP No. 713278109	Page 4 of 35 Pages

1)	NAME OF REPORTING PERSON

Barington Investments, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	889,928
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	889,928
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
889,928

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.72%

14)	TYPE OF REPORTING PERSON
PN

CUSIP No. 713278109	Page 5 of 35 Pages

1)	NAME OF REPORTING PERSON

Barington Companies Advisors, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	889,928
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	889,928
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
889,928

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.72%

14)	TYPE OF REPORTING PERSON
OO

CUSIP No. 713278109	Page 6 of 35 Pages

1)	NAME OF REPORTING PERSON

Barington Companies Offshore Fund, Ltd.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

7) SOLE VOTING POWER
NUMBER OF	2,512,411
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	2,512,411
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,512,411

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.87%

14)	TYPE OF REPORTING PERSON
CO

CUSIP No. 713278109	Page 7 of 35 Pages

1)	NAME OF REPORTING PERSON

Barington Offshore Advisors II, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	2,512,411
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	2,512,411
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,512,411

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.87%

14)	TYPE OF REPORTING PERSON
IA, OO

CUSIP No. 713278109	Page 8 of 35 Pages

1)	NAME OF REPORTING PERSON

Barington Capital Group, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

7) SOLE VOTING POWER
NUMBER OF	4,849,019
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	4,849,019
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,849,019

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.39%

14)	TYPE OF REPORTING PERSON
PN

CUSIP No. 713278109	Page 9 of 35 Pages

1)	NAME OF REPORTING PERSON

LNA Capital Corp.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	4,849,019
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	4,849,019
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,849,019

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.39%

14)	TYPE OF REPORTING PERSON
CO

CUSIP No. 713278109	Page 10 of 35 Pages

1)	NAME OF REPORTING PERSON

James A. Mitarotonda

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

7) SOLE VOTING POWER
NUMBER OF	4,851,407 (See Item 5)
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	4,851,407 (See Item 5)
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,851,407 (See Item 5)

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.40% (See Item 5)

14)	TYPE OF REPORTING PERSON
IN

CUSIP No. 713278109	Page 11 of 35 Pages

1)	NAME OF REPORTING PERSON

RJG Capital Partners, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	8,600
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	8,600
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,600

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.02%

14)	TYPE OF REPORTING PERSON
PN

CUSIP No. 713278109	Page 12 of 35 Pages

1)	NAME OF REPORTING PERSON

RJG Capital Management, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	8,600
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	8,600
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,600

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.02%

14)	TYPE OF REPORTING PERSON
OO

CUSIP No. 713278109	Page 13 of 35 Pages

1)	NAME OF REPORTING PERSON

Ronald Gross

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

7) SOLE VOTING POWER
NUMBER OF	8,600
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	8,600
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,600

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.02%

14)	TYPE OF REPORTING PERSON
IN

CUSIP No. 713278109	Page 14 of 35 Pages

1)	NAME OF REPORTING PERSON

D.B. Zwirn Special Opportunities Fund, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	52,944
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	52,944
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
52,944

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.10%

14)	TYPE OF REPORTING PERSON
PN

CUSIP No. 713278109	Page 15 of 35 Pages

1)	NAME OF REPORTING PERSON

D.B. Zwirn Special Opportunities Fund, Ltd.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

7) SOLE VOTING POWER
NUMBER OF	368,259
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	368,259
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
368,259

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.71%

14)	TYPE OF REPORTING PERSON
CO

CUSIP No. 713278109	Page 16 of 35 Pages

1)	NAME OF REPORTING PERSON

HCM/Z Special Opportunities LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

7) SOLE VOTING POWER
NUMBER OF	108,281
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	108,281
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
108,281

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.21%

14)	TYPE OF REPORTING PERSON
OO

CUSIP No. 713278109	Page 17 of 35 Pages

1)	NAME OF REPORTING PERSON

D.B. Zwirn & Co., L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	529,484
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	529,484
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
529,484

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.03%

14)	TYPE OF REPORTING PERSON
PN

CUSIP No. 713278109	Page 18 of 35 Pages

1)	NAME OF REPORTING PERSON

DBZ GP, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	529,484
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	529,484
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
529,484

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.03%

14)	TYPE OF REPORTING PERSON
OO

CUSIP No. 713278109	Page 19 of 35 Pages

1)	NAME OF REPORTING PERSON

Zwirn Holdings, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	529,484
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	529,484
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
529,484

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.03%

14)	TYPE OF REPORTING PERSON
OO

CUSIP No. 713278109	Page 20 of 35 Pages

1)	NAME OF REPORTING PERSON

Daniel B. Zwirn

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

7) SOLE VOTING POWER
NUMBER OF	529,484
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	529,484
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
529,484

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.03%

14)	TYPE OF REPORTING PERSON
IN

Page 21 of 35 Pages

This Amendment No. 14 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 21, 2005, as amended by Amendment No. 1 filed with the SEC on December 9, 2005, Amendment No. 2 filed with the SEC on December 22, 2005, Amendment No. 3 filed with the SEC on February 15, 2006, Amendment No. 4 filed with the SEC on March 28, 2006, Amendment No. 5 filed with the SEC on May 22, 2006, Amendment No. 6 filed with the SEC on May 24, 2006, Amendment No. 7 filed with the SEC on July 13, Amendment No. 8 filed with the SEC on August 3, 2006, Amendment No. 9 filed with the SEC on September 6, 2006, Amendment No. 10 filed with the SEC on September 22, 2006, Amendment No. 11 filed with the SEC on October 4, 2006, Amendment No. 12 filed with the SEC on November 21, 2006 and Amendment No. 13 filed with the SEC on April 4, 2007 (collectively, the “Statement”), by and on behalf of Barington Companies Equity Partners, L.P. (“Barington”) and others with respect to the common stock, par value $1.00 per share (the “Common Stock”), of The Pep Boys-Manny, Moe & Jack, a Pennsylvania corporation (the "Company"). The principal executive offices of the Company are located at 3111 West Allegheny Avenue, Philadelphia, Pennsylvania 19132.

Item 2.	Identity and Background.

Item 2(a) - (c) of the Statement is hereby amended and restated as follows:

(a) - (c) This Statement is being filed by Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Investments, L.P., Barington Companies Advisors, LLC, Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors II, LLC, Barington Capital Group, L.P., LNA Capital Corp., James A. Mitarotonda, RJG Capital Partners, L.P., RJG Capital Management, LLC, Ronald J. Gross, D.B. Zwirn Special Opportunities Fund, L.P., D.B. Zwirn Special Opportunities Fund, Ltd., HCM/Z Special Opportunities LLC, D.B. Zwirn & Co., L.P., DBZ GP, LLC, Zwirn Holdings, LLC and Daniel B. Zwirn (each, a "Reporting Entity" and, collectively, the "Reporting Entities").

As of October 1, 2007, the Reporting Entities are the beneficial owners of, in the aggregate, 5,389,491 shares of Common Stock, representing approximately 10.44% of the 51,627,284 shares of Common Stock presently outstanding and approximately 10.44% of the 51,629,672 shares of Common Stock (the “Post-conversion Issued and Outstanding Shares”) that would be outstanding assuming that all vested stock options and restricted stock units held by James A. Mitarotonda (as further described in Item 5 below) were exercised or otherwise converted into shares of Common Stock.

Barington Companies Equity Partners, L.P. is a Delaware limited partnership. The principal business of Barington Companies Equity Partners, L.P. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Companies Equity Partners, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

Barington Investments, L.P. is a Delaware limited partnership. The principal business of Barington Investments, L.P. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Investments, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

Page 22 of 35 Pages

Barington Companies Offshore Fund, Ltd. is an international business company organized under the laws of the British Virgin Islands. The principal business of Barington Companies Offshore Fund, Ltd. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Companies Offshore Fund, Ltd. is c/o Bison Financial Services Limited, Bison Court, Road Town, Tortola, British Virgin Islands. The executive officers and directors of Barington Companies Offshore Fund, Ltd. and their principal occupations and business addresses are set forth on Schedule I and incorporated by reference in this Item 2.

The general partner of Barington Companies Equity Partners, L.P. is Barington Companies Investors, LLC. Barington Companies Investors, LLC is a Delaware limited liability company. The principal business of Barington Companies Investors, LLC is serving as the general partner of Barington Companies Equity Partners, L.P. The address of the principal business and principal office of Barington Companies Investors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James A. Mitarotonda is the Managing Member of Barington Companies Investors, LLC.

The general partner of Barington Investments, L.P. is Barington Companies Advisors, LLC. Barington Companies Advisors, LLC is a Delaware limited liability company. The principal business of Barington Companies Advisors, LLC is serving as the general partner of Barington Investments, L.P. The address of the principal business and principal office of Barington Companies Advisors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James A. Mitarotonda is the Managing Member of Barington Companies Advisors, LLC.

The investment advisor of Barington Companies Offshore Fund, Ltd. is Barington Offshore Advisors II, LLC. Barington Offshore Advisors II, LLC is a Delaware limited liability company. The principal business of Barington Offshore Advisors II, LLC is serving as the investment advisor of Barington Companies Offshore Fund, Ltd. The address of the principal business and principal office of Barington Offshore Advisors II, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James A. Mitarotonda is the Managing Member of Barington Offshore Advisors II, LLC.

Barington Companies Investors, LLC, Barington Companies Advisors, LLC and Barington Offshore Advisors II, LLC are each majority-owned subsidiaries of Barington Capital Group, L.P. Barington Capital Group, L.P. is a New York limited partnership. The principal business of Barington Capital Group, L.P. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Capital Group, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

The general partner of Barington Capital Group, L.P. is LNA Capital Corp. LNA Capital Corp. is a Delaware corporation. The principal business of LNA Capital Corp. is serving as the general partner of Barington Capital Group, L.P. The address of the principal business and principal office of LNA Capital Corp. is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019. James A. Mitarotonda is the sole stockholder and director of LNA Capital Corp. The executive officers of LNA Capital Corp. and their principal occupations and business addresses are set forth on Schedule II and incorporated by reference in this Item 2. The principal occupation of Mr. Mitarotonda is serving as the Chairman and Chief Executive Officer of Barington Capital Group, L.P. The business address of Mr. Mitarotonda is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019.

Page 23 of 35 Pages

RJG Capital Partners, L.P. is a Delaware limited partnership formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal offices of RJG Capital Partners, L.P. is 11517 West Hill Drive, North Bethesda, Maryland 20852.

The general partner of RJG Capital Partners, L.P. is RJG Capital Management, LLC. RJG Capital Management, LLC is a Delaware limited liability company formed to be the general partner of RJG Capital Partners, L.P. The address of the principal offices of RJG Capital Management, LLC is 11517 West Hill Drive, North Bethesda, Maryland 20852. Ronald J. Gross is the Managing Member of RJG Capital Management, LLC. The business address of Mr. Gross is c/o RJG Capital Management, LLC, 11517 West Hill Drive, North Bethesda, Maryland 20852.

D.B. Zwirn Special Opportunities Fund, L.P. is a Delaware limited partnership formed to be a private investment fund. The address of the principal business and principal office of D.B. Zwirn Special Opportunities Fund, L.P. is 745 Fifth Avenue, 18th Floor, New York, New York 10151.

D.B. Zwirn Special Opportunities Fund, Ltd. is an exempted company organized under the laws of the Cayman Islands formed to be a private investment fund. The address of the principal business and principal office of D.B. Zwirn Special Opportunities Fund, Ltd. is c/o Goldman Sachs (Cayman) Trust, Limited, P.O. Box 896 GT, George Town, Harbour Centre, 2nd Floor, Grand Cayman, Cayman Island, British West Indies. HCM/Z Special Opportunities LLC is an exempted company organized under the laws of the Cayman Islands formed to be used as an investment vehicle. The address of the principal business and principal office of HCM/Z Special Opportunities LLC is c/o Highbridge Capital Corporation, Corporate Centre, 4th Floor, 27 Hospital Road, Grand Cayman, Cayman Islands, British West Indies. There are no officers of D.B. Zwirn Special Opportunities Fund, Ltd. or HCM/Z Special Opportunities LLC. The directors of D.B. Zwirn Special Opportunities Fund, Ltd. and HCM/Z Special Opportunities LLC and their principal occupations and business addresses are set forth on Schedule III and incorporated by reference in this Item 2.

The manager of D.B. Zwirn Special Opportunities Fund, L.P., D.B. Zwirn Special Opportunities Fund, Ltd. and HCM/Z Special Opportunities LLC is D.B. Zwirn & Co., L.P. D.B. Zwirn & Co., L.P. is a Delaware limited partnership. The principal business of D.B. Zwirn & Co., L.P. is acting as the manager of D.B. Zwirn Special Opportunities Fund, L.P., D.B. Zwirn Special Opportunities Fund, Ltd. and HCM/Z Special Opportunities LLC. The address of the principal business and principal office of D.B. Zwirn & Co., L.P. is 745 Fifth Avenue, 18th Floor, New York, New York 10151. The general partner of D.B. Zwirn & Co., L.P. is DBZ GP, LLC. DBZ GP, LLC is a Delaware limited liability company that acts as the general partner of D.B. Zwirn & Co., L.P. The address of the principal business and principal office of DBZ GP, LLC is 745 Fifth Avenue, 18th Floor, New York, New York 10151.

The managing member of DBZ GP, LLC is Zwirn Holdings, LLC. Zwirn Holdings, LLC is a Delaware limited liability company that acts as the managing member of DBZ GP, LLC. The address of the principal business and principal office of Zwirn Holdings, LLC is 745 Fifth Avenue, 18th Floor, New York, New York 10151. Daniel B. Zwirn is the managing member of Zwirn Holdings, LLC. The business address of Mr. Zwirn is c/o D.B. Zwirn & Co., L.P., 745 Fifth Avenue, 18th Floor, New York, New York 10151.

Page 24 of 35 Pages

The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only. Information with respect to each of the Reporting Entities is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

Item 2(d) - (f) of the Statement is hereby amended and restated as follows:

(d) - (e) During the last five years, none of the Reporting Entities or any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Each natural person identified in Item 2 is a citizen of the United States, other than Graham Cook, a director of Barington Companies Offshore Fund, Ltd., Alison Nolan, a director of D.B. Zwirn Special Opportunities Fund, Ltd. and Hugh Thompson, a director of HCM/Z Special Opportunities LLC, each of whom is a citizen of the United Kingdom, and Jonathan Clipper, a director of Barington Companies Offshore Fund, Ltd., who is a citizen of Bermuda and the United Kingdom.

Item 3.	Source and Amount of Funds or Other Consideration.

The information contained in Item 3 of the Statement is hereby amended and supplemented as follows:

Since the filing of the Statement, Barington Companies Equity Partners, L.P., Barington Investments L.P. and Barington Companies Offshore Fund, Ltd. purchased an aggregate of 401,700 shares of Common Stock. The amount of funds expended for such purchases was approximately $385,686.25 by Barington Companies Equity Partners, L.P., $681,626.93 by Barington Investments L.P. and $4,774,662.98 by Barington Companies Offshore Fund, Ltd.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - (c) of the Statement are hereby amended and restated as follows:

(a)           As of October 1, 2007, Barington Companies Equity Partners, L.P. beneficially owns an aggregate of 1,446,680 shares of Common Stock, representing approximately 2.80% of the shares of Common Stock presently outstanding based upon the 51,627,284 shares of Common Stock reported by the Company to be issued and outstanding as of August 31, 2007 in its Form 10-Q filed with the Securities and Exchange Commission on September 19, 2007 (the “Issued and Outstanding Shares”).

Page 25 of 35 Pages

As of October 1, 2007, Barington Investments, L.P. beneficially owns 889,928 shares of Common Stock, representing approximately 1.72% of the Issued and Outstanding Shares. As of October 1, 2007, Barington Companies Offshore Fund, Ltd. beneficially owns 2,512,411 shares of Common Stock, representing approximately 4.87% of the Issued and Outstanding Shares. As the general partner of Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC may be deemed to beneficially own the 1,446,680 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., representing approximately 2.80% of the Issued and Outstanding Shares. As the general partner of Barington Investments, L.P., Barington Companies Advisors, LLC may be deemed to beneficially own the 889,928 shares of Common Stock beneficially owned by Barington Investments, L.P., representing approximately 1.72% of the Issued and Outstanding Shares. As the investment advisor to Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors II, LLC may be deemed to beneficially own the 2,512,411 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., representing approximately 4.87% of the Issued and Outstanding Shares. As the majority member of Barington Companies Advisors, LLC, Barington Companies Investors, LLC and Barington Offshore Advisors II, LLC, Barington Capital Group, L.P. may be deemed to beneficially own the 1,446,680 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 889,928 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 2,512,411 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., constituting an aggregate of 4,849,019 shares, representing approximately 9.39% of the Issued and Outstanding Shares. As the general partner of Barington Capital Group, L.P., LNA Capital Corp. may be deemed to beneficially own the 1,446,680 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 889,928 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 2,512,411 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., constituting an aggregate of 4,849,019 shares of Common Stock, representing approximately 9.39% of the Issued and Outstanding Shares. As the sole stockholder and director of LNA Capital Corp., James A. Mitarotonda may be deemed to beneficially own the 1,446,680 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 889,928 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 2,512,411 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., constituting an aggregate of 4,849,019 shares of Common Stock. Mr. Mitarotonda, who is a director of the Company, may also be deemed to beneficially own 745 shares of Common Stock issuable upon the conversion of restricted stock units granted to him that vest within 60 days of October 1, 2007 and 1,643 shares of Common Stock issuable pursuant to options granted to him that are exercisable within 60 days of October 1, 2007. As a result, Mr. Mitarotonda may be deemed to beneficially own an aggregate of 4,851,407 shares of Common Stock, representing approximately 9.40% of the Post-conversion Issued and Outstanding Shares. Mr. Mitarotonda has sole voting and dispositive power with respect to the 1,446,680 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 889,928 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 2,512,411 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd. Mr. Mitarotonda disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein. Mr. Mitarotonda may also be deemed to have sole voting and dispositive power with respect to the 745 shares of Common Stock issuable upon the conversion of restricted stock units granted to him that vest within 60 days of October 1, 2007 and the 1,643 shares of Common Stock issuable pursuant to options granted to him that are exercisable within 60 days of October 1, 2007.

Page 26 of 35 Pages

As of October 1, 2007, RJG Capital Partners, L.P. beneficially owns 8,600 shares of Common Stock, representing approximately 0.02% of the Issued and Outstanding Shares. As the general partner of RJG Capital Partners, L.P., RJG Capital Management, LLC may be deemed to beneficially own the 8,600 shares owned by RJG Capital Partners, L.P., representing approximately 0.02% of the Issued and Outstanding Shares. As the managing member of RJG Capital Management, LLC, which in turn is the general partner of RJG Capital Partners, L.P., Ronald Gross may be deemed to beneficially own the 8,600 shares owned by RJG Capital Partners, L.P., representing approximately 0.02% of the Issued and Outstanding Shares. Mr. Gross has sole voting and dispositive power with respect to the 8,600 shares owned by RJG Capital Partners, L.P. by virtue of his authority to vote and dispose of such shares. Mr. Gross disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.

As of October 1, 2007, D.B. Zwirn Special Opportunities Fund, L.P. beneficially owns 52,944 shares of Common Stock, representing approximately 0.10% of the Issued and Outstanding Shares. As of October 1, 2007, each of D.B. Zwirn Special Opportunities Fund, Ltd. and HCM/Z Special Opportunities LLC beneficially own 368,259 shares and 108,281 shares of Common Stock, respectively, representing approximately 0.71% and 0.21%, respectively, of the Issued and Outstanding Shares.

As the manager of D.B. Zwirn Special Opportunities Fund, L.P., D.B. Zwirn Special Opportunities Fund, Ltd. and HCM/Z Special Opportunities LLC, D.B. Zwirn & Co., L.P. may be deemed to beneficially own the 52,944 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, L.P., the 368,259 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, Ltd. and the 108,281 shares of Common Stock beneficially owned by HCM/Z Special Opportunities LLC, constituting an aggregate of 529,484 shares, representing approximately 1.03% of the Issued and Outstanding Shares. As general partner of D.B. Zwirn & Co., L.P., DBZ GP, LLC may be deemed to beneficially own the 52,944 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, L.P., the 368,259 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, Ltd. and the 108,281 shares of Common Stock beneficially owned by HCM/Z Special Opportunities LLC, constituting an aggregate of 529,484 shares, representing approximately 1.03% of the Issued and Outstanding Shares. As the managing member of DBZ GP, LLC, Zwirn Holdings, LLC may be deemed to beneficially own the 52,944 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, L.P., the 368,259 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, Ltd. and the 108,281 shares of Common Stock beneficially owned by HCM/Z Special Opportunities LLC, constituting an aggregate of 529,484 shares, representing approximately 1.03% of the Issued and Outstanding Shares. As the managing member of Zwirn Holdings, LLC, Daniel B. Zwirn may be deemed to beneficially own the 52,944 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, L.P., the 368,259 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, Ltd. and the 108,281 shares of Common Stock beneficially owned by HCM/Z Special Opportunities LLC, constituting an aggregate of 529,484 shares, representing approximately 1.03% of the Issued and Outstanding Shares. Mr. Zwirn has sole voting and dispositive power with respect to the 52,944 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, L.P., the 368,259 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, Ltd. and the 108,281 shares of Common Stock beneficially owned by HCM/Z Special Opportunities LLC. Mr. Zwirn disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

Page 27 of 35 Pages

The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only. Information with respect to each of the Reporting Entities is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

(b)          Each of the Reporting Entities may be deemed to have sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by such person by virtue of their respective positions as described in paragraph (a).

Each of the other Reporting Entities may be deemed to have sole voting and dispositive power with respect to the shares each reports as beneficially owned by such person, regardless of the fact that multiple Reporting Entities within the same chain of ownership report sole voting and dispositive power with respect to such shares. Each such Reporting Entity reports sole voting and dispositive power with respect to such shares based on such person’s relationship to the other Reporting Entities within the same chain of ownership. Except to the extent expressly stated herein, each Reporting Entity disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Entity.

(c)          Information concerning all transactions in shares of Common Stock effected by the Reporting Persons since the filing of the Statement are described in Schedule IV attached hereto and incorporated herein by reference.

Page 28 of 35 Pages

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: October 2, 2007

BARINGTON COMPANIES EQUITY
PARTNERS, L.P.
By: Barington Companies Investors, LLC, its general partner

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: Managing Member

BARINGTON COMPANIES INVESTORS, LLC

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: Managing Member

BARINGTON INVESTMENTS, L.P.
By: Barington Companies Advisors, LLC, its general partner

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: Managing Member

BARINGTON COMPANIES ADVISORS, LLC.

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: Managing Member

BARINGTON COMPANIES OFFSHORE
FUND, LTD.

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: President

Page 29 of 35 Pages

BARINGTON OFFSHORE ADVISORS II, LLC

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: Managing Member

BARINGTON CAPITAL GROUP, L.P.
By: LNA Capital Corp., its general partner

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: President and CEO

LNA CAPITAL CORP.

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: President and CEO

/s/ James A. Mitarotonda
James A. Mitarotonda

RJG CAPITAL PARTNERS, L.P.
By: RJG Capital Management, LLC, its general partner

By: /s/ Ronald J. Gross
Name: Ronald J. Gross
Title: Managing Member

RJG CAPITAL MANAGEMENT, LLC

By: /s/ Ronald J. Gross
Name: Ronald J. Gross
Title: Managing Member

/s/ Ronald J. Gross
Ronald J. Gross

Page 30 of 35 Pages

D.B. ZWIRN SPECIAL OPPORTUNITIES FUND, L.P.
By: D.B. Zwirn Partners, LLC, its general partner
By: Zwirn Holdings, LLC, its managing member

By: /s/ Daniel B. Zwirn
Name: Daniel B. Zwirn
Title: Managing Member

D.B. ZWIRN SPECIAL OPPORTUNITIES FUND, LTD.
By: D.B. Zwirn & Co., L.P., its manager
By: DBZ GP, LLC, its general partner
By: Zwirn Holdings, LLC, its managing member

By: /s/ Daniel B. Zwirn
Name: Daniel B. Zwirn
Title: Managing Member

HCM/Z SPECIAL OPPORTUNITIES LLC
By: D.B. Zwirn & Co., L.P., its manager
By: DBZ GP, LLC, its general partner
By: Zwirn Holdings, LLC, its managing member

By: /s/ Daniel B. Zwirn
Name: Daniel B. Zwirn
Title: Managing Member

D.B. ZWIRN & CO., L.P.
By: DBZ GP, LLC, its general partner
By: Zwirn Holdings, LLC, its managing member

By: /s/ Daniel B. Zwirn
Name: Daniel B. Zwirn
Title: Managing Member

Page 31 of 35 Pages

DBZ GP, LLC
By: Zwirn Holdings, LLC, its managing member

By: /s/ Daniel B. Zwirn
Name: Daniel B. Zwirn
Title: Managing Member

ZWIRN HOLDINGS, LLC

By: /s/ Daniel B. Zwirn
Name: Daniel B. Zwirn
Title: Managing Member

/s/ Daniel B. Zwirn
Daniel B. Zwirn

Page 32 of 35 Pages

SCHEDULE I

Directors and Officers of Barington Companies Offshore Fund, Ltd.

Name and Position	Principal Occupation	Principal Business Address

James A. Mitarotonda Director and President	Chairman and Chief Executive Officer of Barington Capital Group, L.P.	888 Seventh Avenue 17th Floor New York, NY 10019

Sebastian E. Cassetta Director	Senior Managing Director and Chief Operating Officer of Barington Capital Group, L.P.	888 Seventh Avenue 17th Floor New York, NY 10019

Jonathan Clipper Director	Managing Director of Bedford Management Ltd	7 Reid Street, Suite 108 Hamilton HM11, Bermuda

Graham Cook Director	Director/Manager, Corporate Services of Byson Financial Services, Ltd.	Bison Court P.O. Box 3460 Road Town, Tortola British Virgin Islands

Citigroup Fund Services, Ltd. Secretary	Fund Administration	Washington Mall 1, 3rd Flr. 22 Church Street Hamilton HM11, Bermuda

Seth I. Berman Treasurer	Chief Financial Officer of Barington Capital Group, L.P.	888 Seventh Avenue 17th Floor New York, NY 10019

Page 33 of 35 Pages

SCHEDULE II

Officers of LNA Capital Corp.

Name and Position	Principal Occupation	Principal Business Address

James A. Mitarotonda President and CEO	Chairman and Chief Executive Officer of Barington Capital Group, L.P.	888 Seventh Avenue 17th Floor New York, NY 10019

Sebastian E. Cassetta Secretary	Senior Managing Director and Chief Operating Officer of Barington Capital Group, L.P.	888 Seventh Avenue 17th Floor New York, NY 10019

Seth I. Berman Treasurer	Chief Financial Officer of Barington Capital Group, L.P.	888 Seventh Avenue 17th Floor New York, NY 10019

Page 34 of 35 Pages

SCHEDULE III

Directors of D.B. Zwirn Special Opportunities Fund, Ltd.

Name and Position	Principal Occupation	Principal Business Address

Daniel B. Zwirn Director	Managing Partner of D.B. Zwirn & Co., L.P.	745 Fifth Avenue 18th Floor New York, NY 10151

Alison Nolan Director	Managing Director of Athena International Management Limited	Ugland House, 113 South Church Street, George Town, Grand Cayman

Directors of HCM/Z Special Opportunities LLC

Name and Position	Principal Occupation	Principal Business Address

Glenn R. Dubin Director	Managing Member/Co-Founder of Highbridge Capital Management and Co-Chairman of Dubin & Swieca Capital Management	9 West 57th Street 27th Floor New York, NY 10019

Hugh G. Thompson Director	Senior Vice President of Maples Finance Limited	PO Box 1093GT Queensgate House South Church Street, George Town Grand Cayman, Cayman Islands

Page 35 of 35 Pages

SCHEDULE IV

This schedule sets forth information with respect to each purchase or sale of Common Stock which was effectuated by a Reporting Entity since the filing of the Statement. All transactions were effectuated in open market transactions through a broker.

Shares purchased by Barington Companies Equity Partners, L.P.

Date	Number of Shares	Price Per Share	Cost (*)
9/28/2007	27,342	$14.106	$385,686.25

Shares purchased by Barington Investments, L.P.

Date	Number of Shares	Price Per Share	Cost (*)
8/23/2007	9,584	$15.169	$145,379.70
8/24/2007	9,584	$15.172	$145,408.45
8/28/2007	14,631	$14.899	$217,987.27
9/14/2007	3,039	$14.944	$45,414.82
9/27/2007	9,067	$14.055	$127,436.69

Shares purchased by Barington Companies Offshore Fund, Ltd.

Date	Number of Shares	Price Per Share	Cost (*)
8/23/2007	31,816	$15.169	$482,616.90
8/24/2007	31,816	$15.172	$482,712.35
8/28/2007	48,569	$14.899	$723,629.53
9/14/2007	19,061	$14.944	$284,847.58
9/17/2007	33,600	$14.766	$496,137.60
9/27/2007	56,777	$14.055	$798,000.74
9/28/2007	106,814	$14.106	$1,506,718.28

(*)	Excludes commissions and other execution-related costs